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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.  9  )*
                                          -----


                             HOLLYWOOD PARK, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.10 Par Value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   436255103
                   -----------------------------------------
                                 (CUSIP Number)

                    Joel M. Smith, LEOPOLD, PETRICH & SMITH
     2049 Century Park East, #3110, Los Angeles, CA 90067   (310) 277-3333
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 26, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ORNEST FAMILY PARTNERSHIP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (ORNEST FAMILY PARTNERSHIP is a "group" under           (a) [_]
        Exchange Act (S) 13(d)(3), but is not itself a          (b) [_]
        member of another group)
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            536,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          606,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             536,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          606,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      606,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE HARRY & RUTH ORNEST TRUST,
      HARRY ORNEST AND RUTH ORNEST, TRUSTEE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (The Harry & Ruth Ornest Trust, Harry Ornest            (a) [X]
        and Ruth Ornest, Trustee, holds a 60% interest in       (b) [_]
        the Ornest Family Partnership)
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            536,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          606,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             536,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          606,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      606,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HARRY ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (Harry Ornest, together with Ruth Ornest, is the        (a) [X]
        Trustee of the Harry and Ruth Ornest Trust, which       (b) [_]
        holds a 60% interest in the Ornest Family Partnership)
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          606,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          606,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      606,300 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RUTH ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (Ruth Ornest, together with Harry Ornest, is the        (a) [X]
        Trustee of the Harry & Ruth Ornest Trust, which holds   (b) [_]
        a 60% interest in the Ornest Family Partnership)
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          606,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          606,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      606,300 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 6 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MAURY ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (MAURY ORNEST is a general partner of ORNEST FAMILY     (a) [X]
        PARTNERSHIP)                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (Unsecured promissory note)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            162,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          70,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             162,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          70,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      232,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                      PAGE 7 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (MICHAEL ORNEST is a general partner of ORNEST          (a) [X]
        FAMILY PARTNERSHIP)                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (Unsecured promissory note)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            169,593

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          70,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             169,593

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          70,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      239,593

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 8 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LAURA ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (LAURA ORNEST is a general partner of ORNEST            (a) [X]
        FAMILY PARTNERSHIP)                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (Unsecured promissory note)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            163,202

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          70,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             163,202

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          70,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      233,202

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 436255103                                     PAGE 9 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CINDY ORNEST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2      (CINDY ORNEST is a general partner of ORNEST            (a) [X]
        FAMILY PARTNERSHIP)                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00 (Unsecured promissory note)

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
 5    TO ITEMS 2(d) or 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            162,702

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          70,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             162,702

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          70,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      232,702

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

     This Statement relates to the Schedule 13D, as amended (the "Schedule 13D") filed by the Ornest Family Partnership, a California general partnership (the "Partnership"), the Harry and Ruth Ornest Trust, Harry Ornest, Ruth Ornest, Maury Ornest, Michael Ornest, Laura Ornest and Cindy Ornest with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock") of Hollywood Park, Inc. (the "Company"), and constitutes Amendment No. 9 thereto. Pursuant to Rule 101(a)(2)(ii) promulgated under Regulation S-T, the text of the Schedule 13D is restated herein (to the extent relevant).

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.10 per share (the "Common Stock") of Hollywood Park, Inc. (the "Company"). The principal executive offices of the Company are located at 1050 South Prairie Avenue, Inglewood, California 90301.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c), (f) This Joint Statement is being filed by the following general partnership and individuals (the "Reporting Persons").

     The Ornest Family Partnership, a California general partnership (the "Partnership"), whose address is 702 Trenton Drive, Beverly Hills, California 90210. The principal business of the Partnership is general investments, including the acquisition and holding of real property and securities for investment purposes.

     The Harry and Ruth Ornest Trust, a California family trust, whose address is 702 Trenton Drive, Beverly Hills, California 90210.

     Harry Ornest, whose address is 702 Trenton Drive, Beverly Hills, California 90210. Mr. Ornest's present principal occupation is acting as a private investor. Mr. Ornest is a United States citizen.

     Ruth Ornest, whose address is 702 Trenton Drive, Beverly Hills, California 90210. Ms. Ornest is not currently employed. Ms. Ornest is a United States citizen.

     Maury Ornest, whose address is 356-358 South Reeves Drive, Beverly Hills, California 90212. Mr. Ornest's present principal occupation is acting as a private investor. Mr. Ornest is a United States citizen.

     Michael Ornest, whose address is 2222 Avenue of the Stars, Los Angeles, California 90067. Mr. Ornest's present principal occupation is acting as a private investor. Mr. Ornest is a United States citizen.

     Laura Ornest, whose address is 249 South Lapeer Drive, Beverly Hills, California 90212. Ms. Ornest's present principal occupation is acting as a radio broadcast reporter and producer; KNX-AM Radio, Los Angeles, California. Ms. Ornest is a United States citizen.

     Cindy Ornest, whose address is 2222 Avenue of the Stars, Los Angeles, California 90067. Ms. Ornest is currently a graduate student. Ms. Ornest is a United States citizen.

     The interest in the Partnership is held as follows:

          60% by Harry Ornest and Ruth Ornest as Trustee of the Harry and Ruth Ornest Trust

          10% by Maury Ornest

          10% by Michael Ornest

          10% By Laura Ornest

          10% by Cindy Ornest

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     For all purchases previously reported on this Schedule 13D, the source of funds was cash on hand of the Partnership. For the purchases reported on this Amendment No. 9 to Schedule 13D, each of Maury Ornest, Michael Ornest, Laura Ornest and Cindy Ornest gave an unsecured promissory note to the Partnership in the amount of $915,000.

ITEM 4.  PURPOSE OF TRANSACTION.

     All of the purchases reported on the Schedule 13D were made for general investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement:/1/

     The Partnership beneficially owns 606,300 shares of Common Stock (including the 563,300 shares beneficially owned directly or indirectly by the Harry & Ruth Ornest Family Trust, which controls the Partnership, and the 70,000 shares owned by the Ornest Family Foundation ("Foundation")), representing approximately 3.3% of the outstanding shares of Common Stock of the Company.

          (i) In its capacity as a General Partner (60%) of the Partnership, the Harry & Ruth Ornest Family Trust also beneficially owns the 606,300 shares of Common Stock (including the 536,300 shares directly owned by the Partnership and the 70,000 shares owned by the Foundation), representing approximately 3.3% of the outstanding shares of Common Stock of the Company.

          (ii) In his capacity as a Trustee of the Trust and of the Foundation, Harry Ornest also beneficially owns the 606,300 shares of Common Stock (including the 70,000 shares owned by the Foundation), representing approximately 3.3% of the outstanding shares of Common Stock of the Company.

          (iii) In her capacity as Trustee of the Trust and of the Foundation, Ruth Ornest also beneficially owns the 606,300 shares of Common Stock (including the 70,000 shares owned by the Foundation), representing approximately 3.3% of the outstanding shares of Common Stock of the Company.

     Maury Ornest beneficially owns 162,500 shares of Common Stock (including 12,500 shares that can be acquired upon conversion of the 15,000 Depositary Shares owned by him), representing approximately .9% of the outstanding shares of Common Stock of the Company.

---------------
     /1/All percentages listed below are based on the 18,299,142 shares of Common Stock outstanding as of September 10, 1996 as reported in the Company's Joint Proxy Statement/Prospectus dated September 20, 1996.

     Michael Ornest beneficially owns 169,593 shares of Common Stock (including 12,500 shares that can be acquired upon conversion of the 15,000 Depositary Shares owned by him), representing approximately .9% of the outstanding shares of Common Stock of the Company.

     Laura Ornest beneficially owns 233,202 shares of Common Stock (including 12,500 shares that can be acquired upon conversion of the 15,000 Depositary Shares owned by her and the 70,000 shares owned by the Foundation), representing approximately 1.3% of the outstanding shares of Common Stock of the Company.

     Cindy Ornest beneficially owns 232,702 shares of Common Stock (including 12,500 shares that can be acquired upon conversion of the 15,000 Depositary Shares owned by her and the 70,000 shares owned by the Foundation), representing approximately 1.3% of the outstanding shares of Common Stock of the Company.

     (b)  As of the date of this Statement:

     Harry Ornest shares the power with his wife, Ruth Ornest, as Trustee of the Harry and Ruth Ornest Trust, to vote 60% of the interest in the Partnership, which in turn has the power to vote and dispose of the 536,300 shares owned by the Partnership. In addition, Harry Ornest, Ruth Ornest, Laura Ornest and Cindy Ornest are trustees of the Foundation and have the power, as a Trustee, to vote and/or dispose of the 70,000 shares of Common Stock held in the name of the Foundation.

     Maury Ornest has the sole power to vote and dispose of the 162,500 shares of Common Stock that he beneficially owns in his own name.

     Michael Ornest has the sole power to vote and dispose of the 169,593 shares of Common Stock that he beneficially owns in his own name.

     Laura Ornest has the sole power to vote and dispose of the 163,202 shares of Common Stock that she beneficially owns in her own name.

     Cindy Ornest has the sole power to vote and dispose of the 162,702 shares of Common Stock that she beneficially owns in her own name.

     (c) On September 26, 1996, in private transactions (the "Private Transactions") the Partnership sold 150,000 shares of Common Stock to each of Maury Ornest, Michael Ornest, Laura Ornest and Cindy Ornest (600,000 shares in total) at a price of $6.10 per share. The price reflected a discount from the current market price of a share of Common Stock because the shares were restricted.

     (d)  Not applicable

     (e) On September 26, 1996, each of the Reporting Persons ceased to be the beneficial owner of at least five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     In connection with the Private Transactions, the Partnership entered into an Agreement for Sale of Stock dated September 26, 1996 with each of Maury Ornest, Michael Ornest, Laura Ornest and Cindy Ornest, copies of which are attached as Exhibits 1, 2, 3 and 4 hereto and incorporated herein by reference.

     Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Agreement for Sale of Stock dated September 26, 1996 between the
---------   Ornest Family Partnership and Maury Ornest.

Exhibit 2.  Agreement for Sale of Stock dated September 26, 1996 between the
---------   Ornest Family Partnership and Michael Ornest.

Exhibit 3.  Agreement for Sale of Stock dated September 26, 1996 between the
---------   Ornest Family Partnership and Laura Ornest.

Exhibit 4.  Agreement for Sale of Stock dated September 26, 1996 between the
---------   Ornest Family Partnership and Cindy Ornest.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: November 17, 1996       /s/ Harry Ornest
                              -----------------------------
                              Harry Ornest

                              As Trustee of the Harry and Ruth Ornest Trust, which holds a 60% General Partner interest in the Ornest Family Partnership, Trustee of the Ornest Family Foundation and Individually



Date: November 17, 1996       /s/ Ruth Ornest
                              -----------------------------
                              Ruth Ornest

                              As Trustee of the Harry and Ruth Ornest Trust, which holds a 60% General Partner interest in the Ornest Family Partnership, Trustee of the Ornest Family Foundation and Individually



Date: November 17, 1996       /s/ Laura Ornest
                              ------------------------------
                              Laura Ornest

                              As a 10% General Partner in the Ornest Family Partnership and Individually


Date: November 17, 1996       /s/ Cindy Ornest
                              ------------------------------
                              Cindy Ornest

                              As a 10% General Partner in the Ornest Family Partnership and Individually

Date: November 17, 1996      /s/ Michael Ornest
                             ------------------------------
                             Michael Ornest

                             As a 10% General Partner in the Ornest Family Partnership and Individually


Date: November 17, 1996      /s/ Maury Ornest
                             ------------------------------
                             Maury Ornest

                             As a 10% General Partner in the Ornest Family Partnership and Individually

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT      DESCRIPTION                                                   PAGE
-------      -----------                                                   ----
Exhibit 1.   Agreement for Sale of Stock dated September 26, 1996
---------    between the Ornest Family Partnership and Maury Ornest.

Exhibit 2.   Agreement for Sale of Stock dated September 26, 1996
---------    between the Ornest Family Partnership and Michael Ornest.

Exhibit 3.   Agreement for Sale of Stock dated September 26, 1996
---------    between the Ornest Family Partnership and Laura Ornest.

Exhibit 4.   Agreement for Sale of Stock dated September 26, 1996
---------    between the Ornest Family Partnership and Cindy Ornest.